SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 8)*

COMMUNITY HEALTH SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

203668108
(CUSIP Number)

Jason W. Soncini, Esq General Counsel c/o Shanda Investment Management
303 Twin Dolphin Drive, #6054
Redwood City, California 94065
650-656-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2021
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

________________________

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,253,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,253,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,253,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 129,615,003 shares of Common Stock outstanding as of February 12, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed on February 18, 2021.

CUSIP No. 203668108	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,253,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,253,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,253,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 129,615,003 shares of Common Stock outstanding as of February 12, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed on February 18, 2021.

CUSIP No. 203668108	13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Shanda Global Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,253,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,253,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,253,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 129,615,003 shares of Common Stock outstanding as of February 12, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed on February 18, 2021.

CUSIP No. 203668108	13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Shanda Global Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,253,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,253,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,253,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 129,615,003 shares of Common Stock outstanding as of February 12, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed on February 18, 2021.

CUSIP No. 203668108	13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,253,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,253,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,253,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 129,615,003 shares of Common Stock outstanding as of February 12, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed on February 18, 2021.

CUSIP No. 203668108	13D/A	Page 7 of 9 Pages

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the Reporting Persons on March 13, 2017 (the “Original Schedule 13D”), as amended by that Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2017 (“Amendment No. 1”), that Amendment No. 2 filed by the Reporting Persons on October 4, 2017(“Amendment No. 2”), that Amendment No. 3 filed by the Reporting Persons on January 11, 2018 (“Amendment No. 3”), that Amendment No. 4 filed by the Reporting Persons on November 13, 2020 (“Amendment No. 4”), that Amendment No. 5 filed by the Reporting Persons on November 25, 2020 (“Amendment No. 5”), that Amendment No. 6 filed by the Reporting Persons on December 16, 2020 (“Amendment No. 6”), and that Amendment No. 7 filed by the Reporting Persons on January 20, 2021 (“Amendment No. 7” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and the Original Schedule 13D, the “Schedule 13D”).

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price for the shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons was approximately $60,441,960, inclusive of (i) commissions paid and (ii) with respect to Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options). Such purchase price was funded through internally generated funds of the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a), (b)

As of the close of business on March 5, 2021, Shanda Asset Management Holdings Limited held 9,253,779 shares of Common Stock, representing approximately 7.1%of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 129,615,003 shares of Common Stock outstanding as of February 12, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed on February 18, 2021.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Global Investment Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Global Investment Limited. Shanda Global Investment Limited, through its ownership of Shanda Global Capital Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Global Capital Limited. Shanda Global Capital Limited, through its ownership of Shanda Asset Management Holdings Limited, may be deemed to share voting and dispositive power over the Shares directly held by Shanda Asset Management Holdings Limited.

(c)       Schedule B sets forth information with respect to each transaction effectuated by Shanda Asset Management Holdings Limited since the filing of Amendment No. 7. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. Other than as set forth on Schedule B, there were no other transactions by the Reporting Persons since the filing of Amendment No. 7.

(d)       Not applicable.

(e)       Not applicable.

CUSIP No. 203668108	13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

SHANDA GLOBAL INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

SHANDA GLOBAL CAPITAL LIMITED

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

CUSIP No. 203668108	13D/A	Page 9 of 9 Pages

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 7

Nature of Transaction	Amount of Securities (Sold)	Price Per Share($)	Date of Sale
SHANDA ASSET MANAGEMENT HOLDINGS LIMITED
Sale of Common Stock	(1,000,000)	8.733	3/4/21
Sale of Common Stock	(255,694)	8.7003	3/5/21
Sale of Common Stock	(475,000)	8.7326	3/5/21